October 17, 2008

Mr. Kevin L. Vaughn
Accounting Branch Chief
and
Mr. Eric Atallah
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549-6010

RE:	Vision-Sciences, Inc.
Form 10-K for the fiscal year ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008

File No. 0-20970

Dear Messrs. Vaughn and Atallah:

This letter is the response of Vision-Sciences, Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) staff’s comment letter dated October 3, 2008 with regard to the above-referenced filing.  We have set forth below each of the staff’s comments with our response thereto immediately following the comment.

Form 10-Q for the quarter ended June 30, 2008

(ii) Gain on Sale of Product Line (Medtronic Transition Agreement), page 19

1.     COMMENT: We note your response to prior comment 2. However, it is still not clear based on your response the nature of the $3.2 million gain recognized in the three months ended June 30, 2008. Therefore, we reissue prior comment 2.

RESPONSE: The Company’s future filings will contain additional disclosure in response to and in accordance with the staff’s comments. We anticipate including in our future filings text substantially to the effect of the following:

   In March of 2007, we completed the sale to Medtronic Xomed Inc. (“Medtronic”) of certain assets with respect to our ENT EndoSheath business under the Asset Purchase Agreement with

Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, NY 10962, USA

Tel 1.845.365.0600
Fax 1.845.365.0620

www.visionsciences.com

Medtronic dated as of January 16, 2007 (the “Transaction”). As part of the Transaction, we granted Medtronic an exclusive, royalty-free worldwide license to certain of our intellectual property, for use in making and selling EndoSheath® products solely within the field of ENT (otorhinolaryngology). Additionally, as part of the Transaction and under a separate Transition Agreement, we transferred our ENT production lines for the EndoSheath ENT products from our Natick, MA facility to the Medtronic facility in Jacksonville, FL. Medtronic now distributes, markets and sells our ENT endoscope products worldwide, on a co-branded basis, through Medtronic’s dedicated sales force, pursuant to an Amended and Restated Exclusive Distribution Agreement between Medtronic and us dated as of March 26, 2007.

Under the terms of the Transaction, Medtronic paid us a total of $34 million, as follows:

(i)            Under the Asset Purchase Agreement:

a.             $27 million was paid at the closing;

b.             $3 million was paid in the quarter ending June 30, 2008 (“Q1 09”), representing that portion of purchase price that was held back at closing for potential indemnification claims, and to ensure that we complied with our obligations under the Asset Purchase Agreement with Medtronic.

(ii)           Under the Transition Agreement, we received a total of $4 million. This amount was paid in several installments, based on agreed upon milestones, during our fiscal year ended March 31, 2008 (“FY 08”) and the quarters ending June 30 and September 30, 2008.

The table below summarizes the payment stream since the Closing of the Transaction:

Medtronic Transaction Payments (in $ ‘000)

	10K	10Q	10Q		10K	10Q	10Q	Total
Date	FY 07	Sep-07	Dec-07	Mar-08	FY 08	Jun-08	Sep-08 *	Transaction
Revenues - Asset Purchase Agrmt	$27,000					$3,000		$30,000
Revenues - Transition Agrmt		$750	$250	$750	$1,750	$250	$2,000	$4,000
Expenses	$(903)	$(163)	$(118)	$(35)	$(316)	$(20)	$(88)	$(1,326)
Gain on Sale of Product Line	$26,097	$587	$132	$716	$1,435	$3,230	$1,913	$32,674

* 10Q to be filed no later than November 14, 2008

All payments were offset by certain expenses related to the Transaction, as follows:

(i)            Upon receipt at the Closing the initial payment of $27 million, we recognized a net gain of $26.1 million from the Transaction. This gain recognized for the year ended March 31, 2007 reflects the initial payment of $27 million received at the closing less the net book value of the assets sold to Medtronic. The effect of this was to reduce our basis in the assets sold to Medtronic to zero.

(ii)           Total payments of $1.750 million received during our FY 08, were offset by $0.3 million of expenses, primarily relating to the cost of a new production machine which was purchased by us and sold to Medtronic,  and travel expenses related to the Transition Agreement, for a net gain of $1.435 million.

(iii)          Total payments of $3.250 million received during our quarter ended June 30, 2008 (“Q1 09”), which were offset by $0.02 million of mainly travel expenses related to the Transition Agreement for a net gain of $3.230 million.

(iv)          A payment of $2 million received during our quarter ended September 30, 2008 (“Q2 09”) which we anticipate will be offset by approximately $0.09 million of primarily travel expenses related to the Transition Agreement, for a net gain of $1.913 million.

Overall, as of the end of Q2 09, we booked a net gain of $32.674 million out of total payments of $34 million.

In connection with this response, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws the United States.

If you have any questions regarding these responses, please do not hesitate to call the undersigned at (845) 365-0600 or the Company’s counsel, Marc Press at (201) 525-6271.

Very truly yours,

/s/ Katherine L. Wolf
Katherine L. Wolf
Chief Financial Officer